(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number: 000-25349

For Period Ended: November 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

HOOKER FURNITURE CORPORATION

Full Name of Registrant

NA

Former Name if Applicable

440 EAST COMMONWEALTH BOULEVARD

Address of Principal Executive Office (Street and Number)

MARTINSVILLE, VA 24112

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 14, 2006, Hooker Furniture Corporation (the “Company”) issued a press release announcing a revision to its results of operations for its 2005 fourth quarter and the fiscal year ended November 30, 2005. The Company furnished a copy of the press release to the SEC as an exhibit to a Current Report on Form 8-K filed on the same day. As a result of this revision, the audit of the Company’s financial statements for the year ended November 30, 2005 has not yet been completed. The Company expects that the results of operations and financial condition that it will report in its Annual Report on Form 10-K for the year ended November 30, 2005 will be the same as reported in its February 14, 2006 press release and Form 8-K, but additional time is required to permit the Company’s management, audit committee and independent registered public accounting firm to complete their customary review of the Form 10-K for fiscal 2005. As a result, the Company could not have timely filed the Form 10-K without unreasonable effort or expense. The Form 10-K will be filed no later than the fifteenth calendar day following the originally prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

R. Gary Armbrister, Chief Accounting Officer	(276)	632-0459
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net income for the Company’s fiscal year ended November 30, 2005 was $12.5 million, or $1.06 per share, compared to $18.2 million, or $1.56 per share, for the 2004 fiscal year.

The Company’s earnings for the 2005 fiscal year, were affected by a $5.3 million pretax ($3.3 million after tax, or $0.28 per share) restructuring and related asset impairment charge principally related to the October 2005 closing of the Company’s Pleasant Garden, N.C. wood furniture manufacturing facility.

As announced by the Company in a press release dated February 14, 2006, the Company’s earnings for 2005 also reflect the revision of an overstatement of the Company’s advertising program costs and group insurance expense for the 2005 fourth quarter of approximately $658,000, or $0.06 per share. Hooker Furniture’s revised net sales for the 2005 fourth quarter were $90.2 million and net income for the 2005 fourth quarter as revised was $4.0 million, or $0.34 per share. A copy of the press release was furnished to the SEC under cover of the Company’s Current Report on Form 8-K filed February 14, 2006.

Hooker Furniture Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2006	By	/s/ R. Gary Armbrister
R. Gary Armbrister Chief Accounting Officer

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